
03025010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
Amendment No. 4

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Tranz Rail Holdings Limited
(Name of Subject Company)

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
Toll Group (NZ) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
Redeemable Restricted Shares
Share Options
(Title of Class of Subject Securities)

Matthew Walsh – Company Secretary
Tranz Rail Holdings Limited
Tranz Rail Building
Smales Farm
Corner Northcote and Taharto Roads
Takapuna
Auckland, New Zealand
Telephone: +64 9 270 5049
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
125 Broad St
New York, New York 10004

23 June, 2003
(Date Tender Offer/Rights Offering Commenced)

MELBOURNE:41989.8

Part I - Home Jurisdiction Documents

Attachments:

(1) Form of letter sent to shareholders who had accepted the offer regarding the withdrawal of the offer.

(2) Form of letter sent to shareholders who had not accepted the offer regarding the withdrawal of the offer.

Part II - Information not Required to be sent to Security Holders

Exhibits:

None.

Part III – Consent to Service of Process

Filed with original Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed and Sealed on behalf of TOLL HOLDINGS LIMITED



By: ____________________
Name: Bernard McInerney
Title: Secretary



By: ____________________
Name: Paul Little
Title: Director

TOLL GROUP (NZ) LIMITED
Signed by its authorised representative:



By: ____________________
Name: Paul Little
Title: Director

Attachment 1

14 July 2003

[Name]
[Address]
[Address]
[CITY]

Dear [name]

Thank you for accepting our offer dated 23 June 2003 to buy your shares in Tranz Rail Holdings Limited ("Tranz Rail").

On 7 July 2003, Toll Group and the Government reached an agreement regarding the national track network.

This means that our offer to you dated 23 June 2003 has now been withdrawn.

NEW TAKEOVER OFFER

We have received approval from the Takeovers Panel to withdraw our initial offer for Tranz Rail and will now be issuing a new offer. Our new offer will remain at $0.95 cents per share and is conditional on Toll achieving 90% ownership of the company.

On 4 July, Grant Samuel issued an independent advisers report stating the current value of Tranz Rail shares to be between $0.68 and $0.87 cents per share. Our $0.95 share offer is a significant premium to this value range.

Within the next two weeks, we will be sending you a new offer document, which will include a new acceptance form.

On behalf of Toll's directors, I would like to thank you for your support and encourage you to once again accept our new offer.

Yours sincerely



Paul Little
Director
Toll Group (NZ) Limited

Attachment 2

14 July 2003

[Name]
[Address]
[Address]
[CITY]

Dear [name]

We are writing to inform you of our new offer for your shares in Tranz Rail Holdings Limited ("Tranz Rail") following an agreement we reached with the Government on 7 July 2003.

The agreement between Toll Group and the Crown regarding the national track network means that our offer to you dated 23 June 2003 has now been withdrawn.

NEW TAKEOVER OFFER

We have received approval from the Takeovers Panel to withdraw our initial offer for Tranz Rail and will now be issuing a new offer. Our new offer will remain at $0.95 cents per share and is conditional on Toll achieving 90% ownership of the company.

On 4 July, Grant Samuel issued an independent advisers report stating the current value of Tranz Rail shares to be between $0.68 and $0.87 cents per share. Our $0.95 share offer is a significant premium to this value range.

Within the next two weeks, we will be sending you a new offer document, which will include a new acceptance form.

On behalf of Toll's directors, I would like to encourage you to accept our new offer.

Yours sincerely,



Paul Little
Director
Toll Group (NZ) Limited